Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

THIS IS AN ANNOUNCEMENT AND NOT A CIRCULAR OR PROSPECTUS OR EQUIVALENT DOCUMENT AND DOES NOT CONSTITUTE OR FORM PART OF, AND SHOULD NOT BE CONSTRUED AS, ANY OFFER, INVITATION OR RECOMMENDATION TO PURCHASE, SELL OR SUBSCRIBE FOR ANY SECURITIES IN ANY JURISDICTION AND NEITHER THE ISSUE OF THE INFORMATION NOR ANYTHING CONTAINED HEREIN SHALL FORM THE BASIS OF OR BE RELIED UPON IN CONNECTION WITH, OR ACT AS AN INDUCEMENT TO ENTER INTO, ANY INVESTMENT ACTIVITY. INVESTORS AND PROSPECTIVE INVESTORS SHOULD NOT MAKE ANY INVESTMENT DECISION ON THE BASIS OF ITS CONTENTS. A COMBINED CIRCULAR AND PROSPECTUS IN RELATION TO THE TRANSACTION DESCRIBED IN THIS ANNOUNCEMENT HAS BEEN PUBLISHED TODAY.

7 September 2022

RENTOKIL INITIAL PLC

Publication of Combined Circular and Prospectus
and Notice of Rentokil Initial General Meeting

Further to the announcement by Rentokil Initial plc (the “Company” or, together with its subsidiaries, “Rentokil Initial”) on 14 December 2021 that it and Terminix Global Holdings, Inc. (“Terminix Holdings” or, together with its subsidiaries, “Terminix”) had reached an agreement for the acquisition, by a subsidiary of the Company, of the entire common stock of Terminix Holdings (the “Transaction”), the Company is pleased to announce that the FCA has approved its combined shareholder circular and prospectus relating to the Transaction (the “Combined Document”), which has been published by the Company today.

Under the Listing Rules, the Transaction constitutes a Class 1 transaction and is therefore conditional on, among other things, the approval by the Company’s shareholders by a simple majority of votes cast. The Combined Document contains further details on the Transaction and a notice convening a general meeting of the Company (the “General Meeting”) to be held at the offices of Freshfields Bruckhaus Deringer LLP, 100 Bishopsgate, London, EC2P 2SR, United Kingdom at 1.30 p.m. BST on 6 October 2022 to consider and approve the Transaction.

Shareholders are strongly encouraged to vote in advance of the General Meeting by appointing the Chair of the General Meeting as their proxy. This means the Chair of the General Meeting will be able to vote on their behalf, and in accordance with their instructions, at the General Meeting. Further details on how shareholders can appoint the Chair of the General Meeting as their proxy can be found from page 38 of the Combined Document.

Closing of the Transaction is subject to a number of closing conditions, including approval by Terminix Holdings shareholders. Assuming the satisfaction or waiver of the conditions, completion of the Transaction is expected to take place on or around 12 October 2022.

Availability of the Combined Document

The Combined Document, containing the notice of the General Meeting, and copies of other documents related to the Transaction, will be made available shortly on the Company’s website at https://www.rentokil-initial.com/generalmeeting.

A copy of the Combined Document will be submitted shortly to the National Storage Mechanism and will be available in due course for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Q3 Trading Update

In order to align with the Transaction timetable, the Company now intends to publish its trading update for the nine months to 30 September 2022 on 1 November 2022.

Enquiries

Company Secretary:	Catherine Stead	Rentokil Initial plc	+44 (0)1294 858000

Media:	Malcolm Padley	Rentokil Initial plc	+44 (0)7788 978199

Investors:	Peter Russell	Rentokil Initial plc	+44 (0)7795 166506

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Additional Information About The Transaction And Where To Find It

In connection with the Transaction, the Company has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which includes a proxy statement of Terminix Holdings that also constitutes a prospectus of the Company (the “proxy statement/prospectus”). The SEC is expected to declare the Registration Statement effective on or about 7 September 2022. Each of the Company and Terminix Holdings will also file other relevant documents in connection with the Transaction. The definitive proxy statement/prospectus is expected to be sent to the shareholders of Terminix Holdings on or about 8 September 2022. The Company has also filed a shareholder proxy circular in connection with the Transaction with applicable securities regulators in the United Kingdom and the shareholder proxy circular is expected to be sent to the Company’s shareholders on or about 8 September 2022. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents the Company and/or Terminix Holdings may file with the SEC in connection with the Transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF TERMINIX HOLDINGS AND THE COMPANY ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS AND SHAREHOLDER PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN THE UNITED KINGDOM, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TERMINIX HOLDINGS, THE COMPANY, THE TRANSACTION AND RELATED MATTERS. The Registration Statement and proxy statement/prospectus are, and the other documents filed by the Company and Terminix Holdings with the SEC, when filed, will be, available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Terminix Holdings online at investors.terminix.com, upon written request delivered to Terminix Holdings at 150 Peabody Pl., Memphis, TN 38103, USA, Attention: Corporate Secretary, or by calling Terminix Holdings’ Corporate Secretary’s Office by telephone at +1 901-597-1400 or by email at deidre.richardson@terminix.com, and are able to obtain free copies of the Registration Statement, proxy statement/prospectus, shareholder proxy circular and other documents filed with the SEC and applicable securities regulators in the United Kingdom by the Company online at https://www.rentokil-initial.com, upon written request delivered to the Company at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY, UK, Attention: Catherine Stead, or by calling the Company by telephone at +44 (0)1293 858000 or by email at secretariat@rentokil-initial.com. The information included on, or accessible through, the Company’s or Terminix Holdings’ website is not incorporated by reference into this communication.

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or buy or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation of Proxies

This communication is not a solicitation of proxies in connection with the Transaction. However, under SEC rules, Terminix Holdings, the Company, and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the Transaction. Information about Terminix Holdings’ directors and executive officers may be found on its website at corporate.terminix.com/responsibility/corporate-governance and in its 2021 Annual Report on Form 10-K filed with the SEC on 1 March 2022, available at investors.terminix.com and www.sec.gov. Information about the Company’s directors and executive officers may be found on its website at https://www.rentokil-initial.com and in its 2021 Annual Report filed with applicable securities regulators in the United Kingdom on 30 March 2022, available on its website at https://www.rentokil-initial.com. The information included on, or accessible through, the Company’s or Terminix Holdings’ website is not incorporated by reference into this communication. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the Transaction is included in the proxy statement/prospectus and shareholder proxy circular and other relevant materials filed with the SEC and applicable securities regulators in the United Kingdom.

Important Notices Relating to Financial Advisers

Barclays Bank PLC, acting through its Investment Bank (“Barclays”), which is authorised by the Prudential Regulation Authority (the “PRA”) and regulated by the Financial Conduct Authority (the “FCA”) and the PRA in the United Kingdom, together with Goldman Sachs International (“Goldman Sachs”), which is authorised by the PRA and regulated by the FCA and the PRA in the United Kingdom, are each acting exclusively for the Company and no one else in connection with the Transaction and the matters referred to in this announcement and the Combined Document and will not regard any other person as a client in relation to the Transaction and the matters referred to in this announcement and the Combined Document and will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients, nor for providing advice in relation to the Transaction or any other matter referred to in this announcement or the Combined Document. Apart from the responsibilities and liabilities, if any, which may be imposed on each of Barclays and Goldman Sachs by the Financial Services and Markets Act 2000 or the regulatory regime established thereunder, or under the regulatory regime of any jurisdiction where exclusion of liability under the relevant regulatory regime would be illegal, void or unenforceable, neither Barclays nor Goldman Sachs, nor any of their respective subsidiaries, holding companies, branches nor affiliates nor any of their respective directors, officers, employees, agents or advisers owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Barclays or Goldman Sachs in connection with the Transaction for, and no representation, express or implied, is made by either of them, or purported to be made on their behalf, as to the contents of this announcement or the Combined Document, including its accuracy, completeness or verification or any other statement made or purported to be made by either of them, or on their behalf, in connection with the Company, the Combined Group (as defined in the Combined Document), the Transaction or the matters described in this announcement or the Combined Document. To the fullest extent permitted by applicable law, each of Barclays and Goldman Sachs and each of their respective subsidiaries, holding companies, branches and affiliates and their respective directors, officers, employees, agents and advisers accordingly disclaim all and any responsibility or liability whether arising in tort, contract or otherwise (save as referred to above) which they might otherwise have in respect of this announcement or the Combined Document or any statement contained therein.

Information Regarding Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the Transaction may not be satisfied; the occurrence of any event that can give rise to termination of the Transaction; the Company is unable to achieve the synergies and value creation contemplated by the Transaction; the Company is unable to promptly and effectively integrate Terminix Holdings’ businesses; management’s time and attention is diverted on Transaction related issues; disruption from the Transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the Company declines following the Transaction; legal proceedings are instituted against Terminix Holdings or the Company; Terminix Holdings or the Company is unable to retain or hire key personnel; the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Terminix Holdings or the Company or on Terminix Holdings’ or the Company’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. or U.K. administration; the ability of the Company or Terminix Holdings to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, conflict, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the Transaction will harm the Company’s or Terminix Holdings’ business, including current plans and operations; certain restrictions during the pendency of the acquisition that may impact the Company’s or Terminix Holdings’ ability to pursue certain business opportunities or strategic transactions; the Company’s or Terminix Holdings’ ability to meet expectations regarding the accounting and tax treatments of the Transaction; the risks and uncertainties discussed in the “Risks and Uncertainties” section in the Company’s reports available on the National Storage Mechanism at https://data.fca.org.uk/#/nsm/nationalstoragemechanism and on its website at https://www.rentokil-initial.com (information included on or accessible through the Company’s website is not incorporated by reference into this communication); and the risks and uncertainties discussed in the “Risk Factors” and “Information Regarding Forward-Looking Statements” sections in Terminix Holdings’ reports filed with the SEC. These risks, as well as other risks associated with the Transaction, are more fully discussed in the proxy statement/prospectus and shareholder proxy circular. While the list of factors presented here is, and the list of factors presented in the proxy statement/prospectus and shareholder proxy circular is, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, neither the Company nor Terminix Holdings assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.